Exhibit 99.1

InMode Reports Third Quarter 2026 Financial Results:

Quarterly GAAP Revenues of $92.1 Million; Reaffirms Full-Year 2026 Financial Outlook

YOKNEAM, Israel, November 11, 2026 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the third quarter of 2026.

Third Quarter 2026 Highlights:

● Quarterly GAAP revenues of $92.1 million, broadly in line with the third quarter of 2025.

● Quarterly revenues from consumables and service of $19.3 million, a decrease of 3% compared to the third quarter of 2025.

● GAAP operating income of $17.5 million and *non-GAAP operating income of $20.5 million.

● Total cash position of $512.7 million as of September 30, 2026, including cash and cash equivalents, marketable securities and short-term bank deposits.

● Successful initial launch of Morpheus8 Max, with continued growth anticipated.

U.S. GAAP Results
(U.S. dollars in thousands, except for per share data)
	Q3 2026	Q3 2025
Revenues	$92,138	$93,165
Gross Margins	78%	78%
Operating Margins	19%	22%
Net Income	$18,863	$21,863
Earnings per Diluted Share	$0.32	$0.34
*Non-GAAP Results
(U.S. dollars in thousands, except for per share data)
	Q3 2026	Q3 2025
Gross Margins	78%	78%
Operating Margins	22%	25%
Net Income	$21,902	$24,532
Earnings per Diluted Share	$0.37	$0.38

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements included in this release. Non-GAAP results exclude share-based compensation, expenses related to the Special Committee’s review (representing non-recurring cost) and related income tax adjustments where applicable.

Management Comments

“Total revenue in the third quarter was largely consistent with the prior-year period,” said Moshik Itzkovich, Chief Financial Officer of InMode. “Both U.S. and international capital equipment revenue remained relatively stable compared to the second quarter of 2026. These results are consistent with the stabilization we expect to continue through the remainder of the year. We remain focused on disciplined execution and investing in opportunities that support long-term growth.”

Third Quarter 2026 Financial Results

Total GAAP revenues for the third quarter of 2026 were $92.1 million, broadly in line with the $93.2 million reported in the prior-year period. Revenues in Asia continued to grow strongly and reached another quarterly record, reflecting sustained demand across key markets in the region. Quarterly revenues from consumables and service decreased 3% to $19.3 million, compared to the third quarter of 2025.

GAAP gross margin for the third quarter of 2026 was 78%, compared to 78% for the third quarter of 2025.

*Non-GAAP gross margin for the third quarter of 2026 was 78%, compared to 78% for the third quarter of 2025.

Gross margin for the third quarter of 2026 benefited from a non-recurring U.S. tariff refund, which increased gross margin by approximately one percentage point.

GAAP operating margin for the third quarter of 2026 was 19%, compared to 22% for the third quarter of 2025. *Non-GAAP operating margin for the third quarter of 2026 was 22%, compared to 25% for the third quarter of 2025. These decreases were primarily attributable to the restructuring of the North American sales team implemented toward the end of 2025, increased sales and marketing investments to retain talent and maintain market share, and higher general and administrative expenses driven by increased professional services costs. These factors are expected to continue to affect expenses for the foreseeable future.

InMode reported GAAP net income of $18.9 million, or $0.32 per diluted share, in the third quarter of 2026, compared to $21.9 million, or $0.34 per diluted share, in the third quarter of 2025. On a *non-GAAP basis, InMode reported net income of $21.9 million, or $0.37 per diluted share, in the third quarter of 2026, compared to $24.5 million, or $0.38 per diluted share, in the third quarter of 2025.

As of September 30, 2026, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $512.7 million.

2026 Financial Outlook

Management reaffirmed its previously issued financial outlook for the full fiscal year ending December 31, 2026. Based on current estimates, management expects:

●	Revenues between $365 million and $375 million

●	*Non-GAAP gross margin between 74% and 76%

●	*Non-GAAP income from operations between $68 million and $73 million

●	*Non-GAAP earnings per diluted share between $1.29 and $1.34

These expectations are based on management’s current estimates and are subject to change.

This outlook is not a guarantee of future performance, and investors should not place undue reliance on these forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements included in this release. Non-GAAP results exclude share-based compensation, expenses related to the Special Committee’s review (representing non-recurring cost) and related income tax adjustments where applicable.

Investor Relations Update

The Special Committee has completed its work and ceased its activities. The Company will resume its investor relations activities, including participation in investor conferences and engagement with research analysts and investors. In addition, the Company plans to host an earnings conference call in connection with the release of its Q4 and full-year 2026 financial results early next year.

The Current Situation in Israel

The scope and severity of ongoing conflicts in Gaza, northern Israel, Lebanon, Iran, and the broader region are unpredictable and could escalate at any time. To date, our operations have not been materially affected. We continue to closely monitor political and military developments and to assess their potential consequences for our operations and assets.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin, non-GAAP gross margin and non-GAAP income from operations. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency into its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release. Reconciliations of non-GAAP gross margin, non-GAAP income from operations, and non-GAAP earnings per diluted share for management’s projections of such non-GAAP financial measures for the 2026 fiscal year are not available without unreasonable effort due to the variability, complexity and limited visibility of certain reconciling items, including share-based compensation, expenses related to the Special Committee review and related income tax adjustments where applicable. These reconciling items could have a significant and unpredictable impact on our future GAAP results.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. These statements generally relate to future events or InMode’s future financial or operating performance, including statements regarding InMode’s 2026 financial outlook, expected expense trends, anticipated demand for its products, including Morpheus8 Max, and the Special Committee’s evaluation of unsolicited proposals. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2026, and our subsequent public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Moshik Itzkovich Chief Financial Officer Email: Moshik.Itzkovich@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
REVENUES	92,138	93,165	269,744	266,641
COST OF REVENUES	20,344	20,856	64,882	56,971
GROSS PROFIT	71,794	72,309	204,862	209,670
OPERATING EXPENSES:
Research and development	3,862	3,543	11,060	9,810
Sales and marketing	45,950	44,970	139,700	132,171
General and administrative	4,474	2,899	14,281	8,293
TOTAL OPERATING EXPENSES	54,286	51,412	165,041	150,274
OPERATING INCOME	17,508	20,897	39,821	59,396
Finance income, net	4,710	4,721	16,438	19,642
INCOME BEFORE INCOME TAXES	22,218	25,618	56,259	79,038
INCOME TAXES	3,355	3,755	8,770	12,232
NET INCOME	18,863	21,863	47,489	66,806

EARNINGS PER SHARE:
Basic	0.33	0.35	0.79	1.03
Diluted	0.32	0.34	0.78	1.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	57,568	63,291	59,932	65,072
Diluted	58,248	63,868	60,665	65,727

INMODE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	September 30, 2026	December 31, 2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	397,111	302,543
Marketable securities	4,700	83,632
Short-term bank deposits	110,916	169,159
Accounts receivable, net of allowance for credit losses	49,955	43,504
Prepaid expenses and other receivables	35,705	25,733
Inventories	72,415	74,050
TOTAL CURRENT ASSETS	670,802	698,621
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	6,124	3,005
Deferred income tax assets	52,076	53,230
Operating lease right-of-use assets	8,182	8,274
Property and equipment, net	2,591	2,599
Other investments	700	700
TOTAL NON-CURRENT ASSETS	69,673	67,808
TOTAL ASSETS	740,475	766,429
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	17,905	17,912
Contract liabilities	15,248	12,093
Other liabilities	45,027	40,739
TOTAL CURRENT LIABILITIES	78,180	70,744
NON-CURRENT LIABILITIES:
Contract liabilities	2,501	3,043
Other liabilities	5,000	4,436
Operating lease liabilities	3,576	5,008
TOTAL NON-CURRENT LIABILITIES	11,077	12,487
TOTAL LIABILITIES	89,257	83,231

TOTAL SHAREHOLDERS’ EQUITY	651,218	683,198
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	740,475	766,429

INMODE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	18,863	21,863	47,489	66,806
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	232	156	586	521
Share-based compensation expenses	3,039	2,696	9,446	8,632
Change in allowance for credit losses of trade receivables	685	106	1,929	159
Loss on marketable securities, net	-	11	-	14
Finance expenses (income), net	(890)	3,147	217	1,260
Deferred income taxes	554	602	1,176	2,064
Changes in operating assets and liabilities:
Increase in accounts receivable (current and non-current)	(6,525)	(2,353)	(11,499)	(1,094)
Increase in other receivables	(2,935)	(147)	(9,965)	(2,403)
Decrease (increase) in inventories	(754)	(3,293)	1,635	(11,855)
Increase (decrease) in accounts payable	(887)	(759)	(7)	2,941
Increase (decrease) in other liabilities (current and non-current)	189	564	4,201	(2,596)
Increase (decrease) in contract liabilities (current and non-current)	(187)	1,874	2,613	(1,866)
Net cash provided by operating activities	11,384	24,467	47,821	62,583
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(109,758)	(153,904)	(279,670)	(178,904)
Proceeds from short-term deposits	85,000	103,390	337,570	189,687
Purchase of fixed assets	(195)	(134)	(578)	(438)
Purchase of marketable securities	-	-	(9,727)	(20,877)
Proceeds from sale of marketable securities	-	14,211	-	17,214
Proceeds from maturity of marketable securities	14,203	48,105	88,442	152,127
Net cash provided by (used in) investing activities	(10,750)	11,668	136,037	158,809
CASH FLOWS FROM FINANCING ACTIVITIES:
Tax withholding related to vesting of restricted share units	-	-	(1,802)	-
Repurchase of ordinary shares	-	-	(87,752)	(127,444)
Exercise of options	97	249	733	1,248
Net cash provided by (used in) financing activities	97	249	(88,821)	(126,196)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	207	(184)	(469)	1,912
NET INCREASE IN CASH AND CASH EQUIVALENTS	938	36,200	94,568	97,108

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	396,173	216,237	302,543	155,329
CASH AND CASH EQUIVALENTS AT END OF PERIOD	397,111	252,437	397,111	252,437

INMODE LTD.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2026		2025		2026		2025
Revenues by Category:

Capital Equipment revenues - United States	42,682	46%	45,203	49%	119,435	44%	115,398	44%
Capital Equipment revenues - International	30,130	33%	28,063	30%	87,309	33%	91,329	34%
Total Capital Equipment revenues	72,812	79%	73,266	79%	206,744	77%	206,727	78%
Consumables and service revenues	19,326	21%	19,899	21%	63,000	23%	59,914	22%
Total Revenue	92,138	100%	93,165	100%	269,744	100%	266,641	100%

	Three months ended September 30,						Nine months ended September 30,
	2026			2025			2026			2025
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	80	77	78	75	76	75	75	77	76	79	79	80
Hands-Free	-	2	1	2	1	2	1	1	1	3	2	2
Non-Invasive	20	21	21	23	23	23	24	22	23	18	19	18
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.

RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF

INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended September 30, 2026			Three months ended September 30, 2025
	GAAP	Stock Based Compensation	Non-GAAP	GAAP	Stock Based Compensation	Non-GAAP
REVENUES	92,138	-	92,138	93,165	-	93,165
COST OF REVENUES	20,344	(315)	20,029	20,856	(343)	20,513
GROSS PROFIT	71,794	315	72,109	72,309	343	72,652
OPERATING EXPENSES:
Research and development	3,862	(292)	3,570	3,543	(274)	3,269
Sales and marketing	45,950	(2,091)	43,859	44,970	(1,804)	43,166
General and administrative	4,474	(341)	4,133	2,899	(275)	2,624
TOTAL OPERATING EXPENSES	54,286	(2,724)	51,562	51,412	(2,353)	49,059
OPERATING INCOME	17,508	3,039	20,547	20,897	2,696	23,593
Finance income, net	4,710	-	4,710	4,721	-	4,721
INCOME BEFORE INCOME TAXES	22,218	3,039	25,257	25,618	2,696	28,314
INCOME TAXES	3,355	-	3,355	3,755	27	3,782
NET INCOME	18,863	3,039	21,902	21,863	2,669	24,532

EARNINGS PER SHARE
Basic	0.33		0.38	0.35		0.39
Diluted	0.32		0.37	0.34		0.38
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in Thousands)
Basic	57,568		57,568	63,291		63,291
Diluted	58,248		58,758	63,868		64,531

	Nine months ended September 30, 2026				Nine months ended September 30, 2025
	GAAP	Stock Based Compensation	Expenses Related to Special Committee Review	Non-GAAP	GAAP	Stock Based Compensation	Non-GAAP
REVENUES	269,744	-	-	269,744	266,641	-	266,641
COST OF REVENUES	64,882	(931)	-	63,951	56,971	(987)	55,984
GROSS PROFIT	204,862	931	-	205,793	209,670	987	210,657
OPERATING EXPENSES:
Research and development	11,060	(842)	-	10,218	9,810	(783)	9,027
Sales and marketing	139,700	(6,477)	-	133,223	132,171	(6,096)	126,075
General and administrative	14,281	(1,196)	(1,262)	11,823	8,293	(766)	7,527
TOTAL OPERATING EXPENSES	165,041	(8,515)	(1,262)	155,264	150,274	(7,645)	142,629
OPERATING INCOME	39,821	9,446	1,262	50,529	59,396	8,632	68,028
Finance income, net	16,438	-	-	16,438	19,642	-	19,642
INCOME BEFORE INCOME TAXES	56,259	9,446	1,262	66,967	79,038	8,632	87,670
INCOME TAXES	8,770	(389)	-	8,381	12,232	(628)	11,604
NET INCOME	47,489	9,835	1,262	58,586	66,806	9,260	76,066

EARNINGS PER SHARE
Basic	0.79			0.98	1.03		1.17
Diluted	0.78			0.96	1.02		1.15
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in Thousands)
Basic	59,932			59,932	65,072		65,072
Diluted	60,665			61,118	65,727		66,199